Exhibit 12

Whiting Petroleum Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Six Months Ended		Year Ended December 31,
	June, 2012		2011		2010		2009	2008		2007
Fixed charges:
Interest expensed	$31,670		$53,834		$48,486		$53,582	$59,010		$65,977
Interest capitalized	1,432		3,574		2,920		3,406	3,129		3,664
Amortized premiums, discounts and capitalized expenses related to indebtedness	4,691		8,682		10,592		11,026	6,068		6,527
Estimate of interest within rental expense	521		883		684		603	431		424

Total fixed charges	$38,314		$66,973		$62,682		$68,617	$68,638		$76,592

Earnings:
Income (loss) before income taxes	$398,725		$780,319		$541,443		$(162,835)	$408,820		$207,162
Income from equity investees	(260)		(1,032)		(1,311)		(1,581)	(1,625)		(1,365)
Fixed charges (above)	38,314		66,973		62,682		68,617	68,638		76,592
Amortization of capitalized interest	872		1,409		1,117		776	463		97
Distributed income from equity investees	381		1,533		1,323		1,780	1,175		928
Interest capitalized	(1,432)		(3,574)		(2,920)		(3,406)	(3,129)		(3,664)
Noncontrolling interest in pre-tax income of subsidiaries	55		59		—		—	—		—

Total earnings	$436,655		$845,687		$602,334		$(96,649)	$474,942		$279,750

Ratio of earnings to fixed charges (unaudited) (1)	11.40	x	12.63	x	9.61	x	—	6.92	x	3.65	x
Fixed charges and preferred stock dividends:
Fixed charges (above)	$38,314		$66,973		$62,682		$68,617	$68,638		$76,592
Preferred stock dividends (2)	862		1,704		26,516		15,695	—		—

Total fixed charges and preferred stock dividends	$39,176		$68,677		$89,198		$84,312	$68,638		$76,592

Ratio of earnings to fixed charges and preferred stock dividends (unaudited) (3)	11.15	x	12.31	x	6.75	x	—	6.92	x	3.65	x

(1)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $165.3 million for the year ended December 31, 2009.
(2)	Preferred stock dividends represent pre-tax earnings required to cover any preferred stock dividend requirements using our effective tax rate for the relevant period.
(3)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges and preferred stock dividends, and the ratio of earnings to fixed charges and preferred stock dividends therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $181.0 million for the year ended December 31, 2009.